SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 26, 2002


                                NICE-SYSTEMS LTD.
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                 (Translation of Registrant's Name into English)


                8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F
                    -----                -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                   No          X
                    -----                -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414,
333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                    CONTENTS


Results of NICE's Annual General Meeting.
-----------------------------------------


NICE held it's Annual General Meeting ("AGM") on December 24,2002.
A description of the issues on the agenda for the AGM is included in the proxy statement forming part of the report on Form 6-K submitted by NICE on November 17,2002. The following matters were resolved by NICE's shareholders at the AGM:

         1. Ron Gutler, Joseph Atsmon, Dan Goldstein, David Kostman, Joseph Dauber, Rimon Ben-Shaul, John Hughes and Timothy Robinson were elected to serve as the members of the board of directors of NICE until its next annual general meeting. Leora (Rubin) Meridor and Dan Falk will continue to serve as external directors, as required by Israeli law;

         2. The shareholders approved the amendment of the NICE's articles of association adapting the Articles to the Israeli Companies Law, which became effective in 2000;

         3. The directors' remuneration and the grant of options to the directors and external directors were approved by the shareholders;

         4. The shareholders approved the proposed indemnification undertakings by NICE to its directors; and

         5. Kost, Forer, Gabay CPA, a member of the Ernst &Young International Group, were reappointed as the independent auditors of NICE until its next annual general meeting. The board of directors of NICE was authorized to fix their compensation.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NICE-SYSTEMS LTD.


                                        By:   /s/ Daphna Kedmi
                                              ------------------------------
                                              Name:  Daphna Kedmi
                                              Title: Corporate Vice President
                                                     General Counsel



Dated:   December 26, 2002